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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      FIRST FEDERAL FINANCIAL BANCORP, INC.
                              --------------------
  (Exact name of registrant as specified in its certificate of incorporation)


             DELAWARE                                   31-1456058
------------------------------------------  ------------------------------------
    (state of incorporation or               (IRS Employer Identification No.)
          organization)


                       415 CENTER ST. IRONTON, OHIO 45638
               (Address of principal executive offices - Zip Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

          TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED MAIL             EACH CLASS IS TO BE REGISTERED

                  None                               Not applicable
--------------------------------------------------------------------------------

      If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ].

      If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X].

      Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights


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ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

IN GENERAL
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      On May 21 2001, the Board of Directors of First Federal Financial Bancorp,
Inc., a Delaware Corporation (the "Company"), declared a dividend of one right
(a "Right") for each share of common stock, par value $.01 per share ("Common Stock"), of the Company. The dividend is payable on May 23, 2001 (the "Record Time") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company, after the Separation Time, one one-hundredth interest in a share of Series A Junior Participating Preferred Stock, par value $.01 per share ("Preferred Stock"), of the Company, at a price of $40.00 ("Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Stockholder Protection Rights Agreement
("Rights Agreement") dated as of May 22, 2001, between the Company and Registrar and Transfer Company, as rights agent ("Rights Agent").

SEPARATION TIME
---------------

      Until the date on which certain events take place, the Rights will be evidenced by the Common Stock certificates. The term "Separation Time" means the earlier of the date which is (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, or (ii) the tenth business day (or such earlier or later date as the Board of Directors may decide) after the first date of public announcement by the Company that such Person has become an Acquiring Person (the "Flip-in Date"); provided that if this results in the Separation Time being prior to May 23, 2001, then the Separation Time would be May 23, 2001, and further provided that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

      An Acquiring Person is any Person who is the Beneficial Owner (as defined in the Rights Agreement) of 10% or more of the outstanding shares of Common Stock; provided however, such term shall not include a Person (i) who acquired Beneficial Ownership of 10% or more of the outstanding shares of Common Stock pursuant to an offer for one hundred percent (100%) of the outstanding shares of Common Stock at a price and on terms determined by at least a majority of the Board of Directors of the Company to be both adequate and otherwise in the best interests of the Company and its stockholders (other than the Person or an Affiliate or Associate thereof, as such terms are defined in the Rights Agreement) on whose behalf the offer is being made) (a "Permitted Offer"), (ii) who is the Beneficial Owner of 10% or more of the outstanding shares of Common Stock but who acquired Beneficial Ownership of shares of Common Stock without any plan or intention to seek or affect control of the Company, if such Person promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such shares), sufficient shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) so that such Person ceases to be the Beneficial Owner of 10% or more of the outstanding shares of Common Stock or (iii) who Beneficially Owns shares of


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Common Stock consisting solely of one or more of (A) shares of Common Stock
Beneficially Owned pursuant to the grant or exercise of an option granted to such Person by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock), Beneficially Owned by such Person or its Affiliates or Associates at the time of grant of such option, (C) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) acquired by Affiliates or Associates of such Person after the time of such grant which, in the aggregate, amount to less than 1% of the outstanding shares of Common Stock, and (D) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) which are held by such Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third persons who are not Affiliates or Associates of such Person or acting together with such Person to hold such shares, or which are held by such Person in respect of a debt previously contracted. In addition, the Company, any wholly owned Subsidiary of the Company (as defined in the Rights Agreement) and any employee stock ownership or other employee benefit plan of the Company or a wholly owned Subsidiary of the Company shall not be an Acquiring Person.

TRANSFER OF RIGHTS AND CERTIFICATES
-----------------------------------

      The Rights Agreement provides that until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding on or prior to May 23, 2001 (the "Record Time") shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

EXERCISE PERIOD
---------------

      The Rights are exercisable on any Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on May 23, 2011, (iii) the date on which the Rights are redeemed as described below, and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into prior to a Flip-in Date (in any such case, the "Expiration Time").

FLIP-IN TRIGGER AND OPTIONAL EXCHANGE OF RIGHTS
-----------------------------------------------

      In the event that prior to the Expiration Time a Flip-in Date occurs, each Right shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person becoming such (the "Stock Acquisition Date") that gave


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rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price; provided, however, any Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof on or after the Stock Acquisition Date shall become void.

      In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then-outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

      Whenever the Company shall become obligated under the preceding two paragraphs to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-hundredth of a share of Preferred Stock for each share of Common Stock so issuable.

FLIP-OVER TRIGGER
-----------------

      Prior to the Expiration Time, the Company may not enter into, consummate or permit to occur a "Flip-over Transaction or Event" (as defined below) unless it has entered into an agreement (as discussed below) with the Person engaging in such Flip-over Transaction or Event (the "Flip-over Entity"). A "Flip-over Transaction or Event" shall mean a transaction or series of transactions after a Flip-in Date in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange, or at the time the Company enters into any agreement with respect to any such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such consolidation, merger or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of the Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person or (ii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its Subsidiaries (taken as a whole) to any Person (other than the Company or one or more of its wholly owned Subsidiaries) or to two or more such Persons which are Affiliates or Associates or otherwise acting in concert, if, at the time of the entry by the Company (or any such Subsidiary) into an agreement with respect to such sale or transfer of assets, the Acquiring Person controls the Board of Directors of the Company. An Acquiring Person shall be deemed to control the Company's Board of Directors when, following a Flip-in Date, the persons who were directors of the Company before the Flip-in Date shall cease to constitute a majority of the Company's Board of Directors.


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      Upon a Flip-over Transaction or Event, the Company must enter into an agreement with the Flip-over Entity which shall provide that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price (as defined in the Rights Agreement) on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price (as defined in the Rights Agreement) for an amount in cash equal to the then-current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such agreement, all the obligations and duties of the Company pursuant to the Rights Agreement.

PREFERRED SHARES
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      The Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a preferential quarterly dividend of the greater of $1.00 per share or 100 times the aggregate per share amount of all cash dividends payable during such quarter on a share of Common Stock. In the event of liquidation, the holders of interests in Preferred Stock will be entitled to a preferential liquidation payment of the greater of $100 per share plus an amount equal to any accrued and unpaid dividends, or 100 times the aggregate amount to be distributed per share to holders of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

      Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, it is anticipated that the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

ADJUSTMENTS
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      The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

REDEMPTION OF RIGHTS
--------------------

      The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then-outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement (the "Redemption"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.


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AMENDMENTS
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      The Board may amend the Plan in any respect until a "Flip-in" trigger has occurred. Thereafter, the Board may amend the Plan in any respect not materially adverse to Rights holders generally.

SUSPEPENSION OF EXERCISABILITY
------------------------------

      To the extent that the Company determines in good faith that some action will or need be taken pursuant to Section 3.1 of the Rights Agreement or to comply with federal or state securities law, the Company may suspend the exercisability of the Rights for a reasonable period in order to take action or comply with such laws.

RIGHTS PRIOR TO EXERCISE
------------------------

      The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

DOCUMENTS AND EFFECT OF THIS SUMMARY
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      This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as exhibit 4.1.

ITEM 2.     EXHIBITS.

      The following exhibits are filed as part of this Registration Statement:

        EXHIBIT NUMBER                           DESCRIPTION

             4.1 Stockholder Protection Rights Agreement, dated as of May 22, 2001, between First Federal Financial
                               Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent

             4.2               Form of Rights Certificate (included as Exhibit A
                               to the Rights Agreement filed herein as Exhibit
                               4.1)

             4.3 Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating
                               Preferred Stock of First Federal Financial
                               Bancorp, Inc. (included as Exhibit B to the
                               Rights Agreement filed herein as Exhibit 4.1)


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      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          FIRST FEDERAL FINANCIAL
                                          BANCORP, INC.
                                          (Registrant)


                                          Date: May 22, 2001


                                          By:  /s/ Vincent Rice
                                               -------------------
                                               Vincent Rice
                                               President